# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Waystar Holding Corp., CIK 0001990354
CUSIP: 946784105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1550 Digital Drive #300, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 02/24/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-117985
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 29,692,286; sole dispositive power 0; shared dispositive power 29,692,286; aggregate amount beneficially owned 29,692,286 (17.2% of the class)
  Comment: Item 11 is calculated based on a total of 172,151,839 shares of common stock of the issuer outstanding as of February 12, 2025, as disclosed in the issuer's prospectus filed with the Securities and Exchange Commission on February 21, 2025.
  
  Shares reported on this Schedule 13G are held directly by CPP Investment Board Private Holdings (4) Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board.
- CPP Investment Board Private Holdings (4) Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 29,692,286; sole dispositive power 0; shared dispositive power 29,692,286; aggregate amount beneficially owned 29,692,286 (17.2% of the class)
  Comment: Item 11 is calculated based on a total of 172,151,839 shares of common stock of the issuer outstanding as of February 12, 2025, as disclosed in the issuer's prospectus filed with the Securities and Exchange Commission on February 21, 2025.
  
  Shares reported on this Schedule 13G are held directly by CPP Investment Board Private Holdings (4) Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board.

## Item 1. Issuer
Name of issuer: Waystar Holding Corp.
Address of issuer's principal executive offices: 1550 Digital Drive #300 Lehi, UT, 84043

## Item 2. Person Filing
Name of person filing:
Canada Pension Plan Investment Board

CPP Investment Board Private Holdings (4) Inc.
Address of principal business office or, if none, residence:
One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5

Canada
Citizenship: Canada (Federal)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on pages 2 and 3.
Percent of class: See Item 11 on pages 2 and 3.
Sole power to vote or to direct the vote: See Item 5 on pages 2 and 3.
Shared power to vote or to direct the vote: See Item 6 on pages 2 and 3.
Sole power to dispose or to direct the disposition: See Item 7 on pages 2 and 3.
Shared power to dispose or to direct the disposition: See Item 8 on pages 2 and 3.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Power of Attorney

## Signatures
- Canada Pension Plan Investment Board: /s/ Kathryn Daniels, Kathryn Daniels, Managing Director, Head of Compliance (03/06/2025)
- CPP Investment Board Private Holdings (4) Inc.: /s/ Pierre Abinakle, Pierre Abinakle, Director (03/06/2025)